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                              November 16, 2020

       Alexander Zwyer
       Chief Executive Officer
       NLS Pharmaceutics Ltd.
       Alter Postplatz 2
       CH-6370 Stans, Switzerland

                                                        Re: NLS Pharmaceutics
Ltd.
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form F-1
                                                            Filed November 13,
2020
                                                            File No. 333-236797

       Dear Mr. Zwyer:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment 3 to Form F-1 filed November 13, 2020

       Exhibits

   1. We note assumption (e) in part II of the legal opinion of Wenger & Vieli AG relating to the shareholder
approval required to effect the increase in share capital necessary to issue the Shares and such
Common Shares for which Warrants and Underwriter Warrants are granted, and the
related required actions of the board of directors. We also note your statement on page 43 of
the registration statement that you expect to obtain authorization from your shareholders
prior to the offering. Please advise us of the status of the shareholder
authorization and the related board of directors' actions. In addition, please confirm that an
appropriately unqualified legal opinion will be filed by post-effective amendment no later than
the closing date of the offering to remove assumption (e). See
                                                        Section II.B.2.f. of
Staff Legal Bulletin No. 19 for guidance.
 Alexander Zwyer
NLS Pharmaceutics Ltd.
November 16, 2020
Page 2

       You may contact Michael Fay at 202-551-3812 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                        Sincerely,
FirstName LastNameAlexander Zwyer
                                                        Division of Corporation
Finance
Comapany NameNLS Pharmaceutics Ltd.
                                                        Office of Life Sciences
November 16, 2020 Page 2
cc:       Howard Berkenblit, Esq.
FirstName LastName